UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No.   )*

                           DURAKON INDUSTRIES, INC.
________________________________________________________________________________
                               (Name of Issuer)

                                 COMMON STOCK
________________________________________________________________________________
                        (Title of Class of Securities)

                                   266334101
________________________________________________________________________________
                                (CUSIP Number)

     Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 266334101                    13G                 Page 2 of 5 Pages

 1) Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    PHILIP GREER

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  / /
      (b)  /x/

 3) SEC Use Only

 4) Citizenship or Place of Organization

    NEW YORK

                    (5) Sole Voting Power
                        0

Number of Shares
                    (6) Shared Voting Power
 Beneficially           592,000

 Owned by Each
                    (7) Sole Dispositive Power
Reporting Person        0

     With
                    (8) Shared Dispositive Power
                        592,000


 9) Aggregate Amount Beneficially Owned by Each Reporting Person

    592,000

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)   / /

11) Percent of Class Represented by Amount in Row 9

    9.1%

12) Type of Reporting Person (See Instructions)

    BD,IA,PN

CUSIP No. 266334101                    13G                 Page 3 of 5 Pages

Item 1(a).      Name of Issuer:  Durakon Industries, Inc.

Item 1(b).      Address of Issuer's Principal Executive Office:

                2101 N. Lapeer Road
                Lapeer, MI  48446

Item 2(a).      Name of Person Filing:

                Philip Greer, individually and on behalf of WPG CDA III, L.P. ("CDA III") and WPG CDA III (Overseas), L.P. ("Advisor") the Sole General Partner of WPG Corporate Development Associates III, L.P. ("WPG CDA") and the Sole Advisor of WPG Corporate Development Associates III (Overseas), Ltd. ("Overseas").

Item 2(b).      Address of Principal Business Office, or if None, Residence:

                555 California Street, Suite 4760
                San Francisco, CA 94104

Item 2(c). Citizenship: WPG is a limited liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

Item 2(d).      Title of Class of Securities:  Common Stock

Item 2(e).      CUSIP Number: 266334101

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)     ( X )   Broker or Dealer registered under Section 15 of the Securities
                Exchange Act of 1934 (the "Act")
(b)     (   )   Bank as defined in Section 3(a) (6) of the Act
(c)     (   )   Insurance Company as defined in Section 3(a) (19) of the Act
(d)     (   )   Investment Company registered under Section 8 of the Investment
                Company Act of 1940
(e)     ( X )   Investment Adviser registered under Section 203 of the
                Investment Advisers Act of 1940
(f)     (   )   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income

Cusip No. 266334101                    13G                  Page 4 of 5

                Security Act of  1974 or Endowment Fund; see Sec. 240.13d-1(b)
                (1) (ii) (F)

(g)     (   )   Parent Holding Company, in accordance with Sec. 240.13d-1(b)
                (ii) (G) (Note:  See Item 7)
(h)     (   )   Group, in accordance with paragraph 240.13d-1(b) (1) (ii) (H)

Item 4(a) - (c). Ownership:


The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 6,500,000 shares reported to be outstanding by Durakon Industries, Inc. at September 30, 1995.

As of December 31, 1995, WPG CDA and Overseas owned of record 479,300, and 112,700 shares, respectively, of Durakon Industries, Inc. common stock ("Common Stock"). The shares owned by WPG CDA and Overseas may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by CDA III and Advisor respectively. Mr. Greer, a managing partner of CDA III and Advisor, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 1995, Philip Greer may be deemed to own beneficially 592,000 shares of Common Stock or approximately 9.1% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPG CDA and Overseas, except to the extent of his beneficial interest as a partner in CDA III and Advsior or in WPG, a limited partner in WPG CDA and Overseas.

This Schedule 13G is not being filed with respect to the share of Durakon Industries, Inc. which may be owned of record or beneficially by any general partner of WPGVP or General Partner of Advisor, other than Mr. Greer, since no such partner possesses or shares voting or investment power with respect to the shares. Each of such general partners disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective general partner owns of record, or may be deemed to own by reason of his interest as a partner in the various partnerships and limited liability company described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

Item 5. Ownership of Five Percent or Less of a Class:

        Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Cusip No. 266334101                    13G                  Page 4 of 5

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

        Not applicable.

Item 8. Identification and Classification of Members of the Group:

        Not applicable.

Item 9. Notice of Dissolution of the Group:


Cusip No. 266334101                    13G                       Page 5 of 5

        Not applicable.

Item 10.        Certification:

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by WPG were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 1996

WEISS, PECK & GREER, L.L.C.

By: /s/ Richard S. Pollack

    Richard S. Pollack
    General Counsel of,
    Weiss, Peck & Greer, L.L.C.
    attorney-in-fact for Philip Greer

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Philip Greer, has made, constituted and appointed, and by these presents does make, constitute and appoint, Richard S. Pollack his true and lawful attorney-in-fact and agent, for him and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and Schedules 13G, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

     The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

     WITNESS THE EXECUTION HEREOF this 2nd day of February, 1995, by Philip
Greer.


                                       /s/ Philip Greer

                                       Philip Greer


STATE OF NEW YORK  )
COUNTY OF NEW YORK )

                                       /s/ Jean Hsieh

                                       Notary Public

                                                  JEAN HSIEH
                                       Notary Public, State of New York
                                               No. 01HS5028570
                                          Qualified in New York County
                                           Commission Expires May 31,